SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 3
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MARATHON PATENT GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

56585W104

(CUSIP Number)

October 29, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 030101109

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 82,194 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 289,224 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 82,194 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 289,224 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,418 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.92% (based on 5,333,824 shares of common stock outstanding as of October 31, 2013)
12	TYPE OF REPORTING PERSON* IN

(1)	Includes 72,578 shares of common stock and 9,616 shares of common stock underlying warrants with an exercise price of $6.50 per share.
(2)
Includes 40,997 shares of common stock held by GRQ Consultants, Inc. (“GRQ”), 92,423 shares of common stock held by GRQ Consultants, Inc. 401k Plan (“GRQ 401k Plan”), 14,423 shares of common stock underlying warrants with an exercise price of $6.50 per share held by GRQ 401k Plan, 63,030 shares of common stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined Plan”), 66,849 shares of common stock held by GRQ Consultants, Inc. Roth 401k Plan (“GRQ Roth 401k Plan”), 8,654 shares of common stock underlying warrants with an exercise price of $7.80 per share held by GRQ Roth 401k Plan and 2,848 shares of common stock underlying warrants with an exercise price of $6.50 per share held by GRQ Roth 401k Plan. Mr. Honig is the President of GRQ and the trustee of GRQ 401k Plan, GRQ Defined Plan and GRQ Roth 401k Plan and is deemed to hold voting and dispositive power over shares held by such entities.

CUSIP No. 030101109

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 40,997
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 40,997
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,997
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.77% (based on 5,333,824 shares of common stock outstanding as of October 31, 2013)
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 030101109

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401k Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 106,846 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 106,846 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,846 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.81% (based on 5,333,824 shares of common stock outstanding as of October 31, 2013)
12	TYPE OF REPORTING PERSON* OO

(1) Includes 92,423 shares of common stock held by GRQ 401k Plan and 14,423 shares of common stock underlying warrants with an exercise price of $6.50 per share held by GRQ 401k Plan.

CUSIP No. 030101109

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Defined Benefit Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 63,030
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 63,030
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,030
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.18% (based on 5,333,824 shares of common stock outstanding as of October 31, 2013)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 030101109

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401k Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 78,351 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 78,351 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,351 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.25% (based on 5,333,824 shares of common stock outstanding as of October 31, 2013)
12	TYPE OF REPORTING PERSON* OO

(1) Includes 66,849 shares of common stock held by GRQ Consultants, Inc. Roth 401k Plan (“GRQ Roth 401k Plan”), 8,654 shares of common stock underlying warrants with an exercise price of $7.80 per share held by GRQ Roth 401k Plan and 2,848 shares of common stock underlying warrants with an exercise price of $6.50 per share held by GRQ Roth 401k Plan.

Item 1(a).                 Name of Issuer:

Marathon Patent Group, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

2331 Mill Road, Suite 100, Alexandria, VA 22314

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Barry Honig, GRQ Consultants, Inc. (“GRQ”), GRQ Consultants, Inc. 401k Plan (“GRQ 401k Plan”), GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined Plan”) and GRQ Consultants, Inc. Roth 401k Plan (“GRQ Roth 401k Plan”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                 Citizenship.

United States/Florida

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).                 CUSIP Number.

030101109

Item 3.                      Type of Person

Not applicable.

Item 4.                      Ownership.

(a) Amount beneficially owned:  371,418 (1).

(b) Percent of class: 6.92% (based on 5,333,824 shares of common stock outstanding as of October 31, 2013).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 82,194 (1).

(ii) Shared power to vote or to direct the vote: 289,224 (2).

(iii) Sole power to dispose or to direct the disposition of: 82,194 (1).

(iv) Shared power to dispose or to direct the disposition of: 289,224 (2).

(1)	Includes 72,578 shares of common stock and 9,616 shares of common stock underlying warrants with an exercise price of $6.50 per share.

(2)
Includes 40,997 shares of common stock held by GRQ Consultants, Inc. (“GRQ”), 92,423 shares of common stock held by GRQ Consultants, Inc. 401k Plan (“GRQ 401k Plan”), 14,423 shares of common stock underlying warrants with an exercise price of $6.50 per share held by GRQ 401k Plan, 63,030 shares of common stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined Plan”), 66,849 shares of common stock held by GRQ Consultants, Inc. Roth 401k Plan (“GRQ Roth 401k Plan”), 8,654 shares of common stock underlying warrants with an exercise price of $7.80 per share held by GRQ Roth 401k Plan and 2,848 shares of common stock underlying warrants with an exercise price of $6.50 per share held by GRQ Roth 401k Plan. Mr. Honig is the President of GRQ and the trustee of GRQ 401k Plan, GRQ Defined Plan and GRQ Roth 401k Plan and is deemed to hold voting and dispositive power over shares held by such entities.

Item 5.                      Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                      Identification and Classification of Members of the Group.

Not applicable.

Item 9.                      Notice of Dissolution of Group.

Not applicable.

Item 10.                    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2013	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc.

Date: November 1, 2013	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. 401k Plan

Date: November 1, 2013	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. Defined Benefit Plan

Date: November 1, 2013	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. Roth 401k Plan

Date: November 1, 2013	By:	/s/ Barry Honig
Barry Honig